Exhibit 99.1

Cybin Provides 2021 Year End Summary

TORONTO, CANADA – December 22, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to provide a year-end summary of its major milestones and key catalysts from 2021 that it believes have positioned the Company for a transformative 2022.

“2021 was an exciting year for Cybin. We expanded our organization from 5 to more than 55 employees across 4 countries and have established an operating ecosystem of nearly 50 partners and vendors that have supported more than 90 preclinical studies and numerous patent and investigational new drug filings over the past 12 months,” said Doug Drysdale, Cybin’s Chief Executive Officer. “Driven by promising and differentiating preclinical data, our innovative operational and R&D pipeline platforms expect to support 4 first-in-human clinical studies in 2022, which we hope will progress our proprietary psychedelic development candidates CYB003 and CYB004 closer toward potential approval for treating depression and addiction disorders. We believe 2022 will be a truly transformative year for Cybin.”

2021 Business Highlights:

•	Awarded Notice of Allowance from U.S. Patent and Trademark Office for CYB004 (deuterated psychedelic tryptamine) for the treatment of anxiety disorders;

•	Confirmed Scientific Advice Meeting with UK Medical and Healthcare Products Regulatory Agency for lead candidate CYB003 for the treatment of major depressive disorder and alcohol use disorder;

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Announced FDA Investigational New Drug and Institutional Review Board Approvals for a co-funded investigator-initiated Phase 2 clinical trial evaluating psychedelic-assisted psychotherapy to treat frontline clinicians experiencing COVID-related distress utilizing the EMBARK psychedelic facilitator training program;

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Awarded Grant for Psychedelic Treatment Clinic to Lenox Hill Hospital to benefit underserved communities. Lenox Hill Hospital, part of Northwell Health is the largest healthcare system in New York State;

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Announced Positive CYB003 Data demonstrating significant advantages over oral psilocybin for the treatment of mental health disorders. The Company’s deuterated psilocybin analog from its CYB003 program demonstrated a 50% reduction in variability compared to oral psilocybin, a 50% reduction in dose compared to oral psilocybin, a 50% shorter time to onset when compared to oral psilocybin and nearly double brain penetration when compared to oral psilocybin;

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Granted a Schedule I Manufacturing License from the U.S. Drug Enforcement Agency for the Company’s Boston-area research lab that is expected to allow the Company to expand its internal research and development capabilities;

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Received Approval from FDA for its Investigational New Drug Application to proceed with a Company-sponsored feasibility study using the Kernel Flow quantitative neuroimaging technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics;

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Launched the EMBARK Psychedelic Facilitator Training Program in collaboration with the University of Washington in preparation for the first clinical trial of psilocybin-assisted psychotherapy to address COVID-19 related distress in frontline healthcare professionals;

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Completed 74 In-Vitro and In-Vivo Evaluations of the Company’s expanding portfolio of psychedelic compounds being designed for potential therapeutic applications for several mental health conditions. To date, more than 50 novel compounds have been evaluated;

•	Signed Drug Development Agreement with Catalent which employs around 15,000 people, including approximately 2,400 scientists and technicians, at more than 45 facilities;

•	Retained Former FDA Psychiatry Division Director Dr. Thomas Laughren as a Clinical Advisory Board Member;

•	Expanded Operations into Europe and announced the appointment of Dr. Amir Inamdar as Chief Medical Officer for its European Operations;

•	Became the First Psychedelic Company to list on the NYSE American;

•	Raised Nearly $70M through a bought-deal offering and overnight market financing taking the total capital raise since the company’s inception to over $120M;

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Initiated Next Phase of Company’s Digital Therapeutics Platform which will better enable the evaluation of patient outcomes through a highly secure, patient-centered data analytics platform for better pre- and post-psychedelic treatments;

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Commenced Scale-Up of the Company’s European Operations and Research Activities with various academic and clinical research organizations, including the transfer of its intellectual property assets to its recently formed wholly-owned Ireland subsidiary;

•	Announced Alcohol Use Disorder and Anxiety Disorders as New Target Indications alongside the Company’s previously announced major depressive disorder target indications;

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Expanded patent portfolio to cover, among other things, novel psychedelic compounds, integration of delivery platforms, methods of use in psychiatric indications, drug discovery pipeline of modified and novel ergolines, tryptamines and phenethylamines;

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Entered into Exclusive Research and Development Collaboration agreement with TMS NeuroHealth Centers Inc., a wholly-owned subsidiary of Greenbrook TMS Inc. (TSX:GTMS) (NASDAQ:GBNH), which operates 129 outpatient mental health service centers in the United States.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics™ by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders. Patent filings described herein are held by Cybin IRL Limited, a wholly owned subsidiary of Cybin.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended September 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:

Leah Gibson

Vice President, Investor Relations

Cybin Inc.

leah@cybin.com